SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                              FORM 8-A/A


           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                     Schering-Plough Corporation
       (Exact name of registrant as specified in its charter)

        New Jersey                              22-1918501
(State of incorporation or organization)    (IRS Employer
Identification No.)

        One Giralda Farms; Madison, New Jersey 07940-1000

      (Address of principal executive offices)  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class           Name of each exchange on which
    to be so registered           each class is to be registered

Preferred Share Purchase Rights   New York Stock Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box. [  ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                        (Title of Class)






Item 1.  Description of Securities To Be Registered.

     On July 25, 1989, the Board of Directors of Schering-Plough Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding Common Share, par value $1 per share (the "Common Shares"), of the Company. The dividend was paid on August 7, 1989 (the "Record Date") to shareholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of July 25, 1989 between the Company and The Bank of New York, as Rights Agent (the "Rights Agent"), subject, however, to the adjustments referred to in the following three paragraphs. (Each Right originally entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company at a price of $250 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.) The Rights Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The press release (the "Press Release") announcing the declaration of the Rights is attached hereto as Exhibit 2 and is incorporated herein by reference.

     On May 30, 1990, a two-for-one division of the Common Shares of the Company was effected in the form of a 100% stock distribution to holders of record of the issued and outstanding Common Shares and with respect to the Common Shares held in the Company's treasury, in each case, on May 4, 1990. As a result of such stock distribution, certain adjustments were made with respect to the Rights in accordance with the terms and provisions of the Rights Agreement. A copy of the Certificate of Adjustment delivered to the Rights Agent pursuant to Section 12 of the Rights Agreement, setting forth such adjustments, is attached hereto as Exhibit 3 and is incorporated herein by reference (the "First Certificate of Adjustment").

     On June 9, 1995, a two-for-one division of the Common Shares of the Company was effected in the form of a 100% stock distribution to holders of record of the issued and outstanding Common Shares and with respect to the Common Shares held in the Company's treasury, in each case, on May 5, 1995. As a result of such stock distribution, certain adjustments were made with respect to the Rights in accordance with the terms and provisions of the Rights Agreement. A copy of the Certificate of Adjustment delivered to the Rights Agent pursuant to Section 12 of the Rights Agreement, setting forth such adjustments, is attached hereto as Exhibit 4 and is incorporated herein by reference (the "Second Certificate of Adjustment").

     On June 3, 1997, a two-for-one division of the Common Shares of the Company will be effected in the form of a 100% stock distribution to holders of record of the issued and outstanding Common Shares and with respect to the Common Shares held in the Company's treasury, in each case, on May 2, 1997. As a result of such stock distribution, certain further adjustments are required with respect to the Rights in accordance with the terms and provisions of the Rights Agreement. A copy of the Certificate of Adjustment delivered to the Rights Agent pursuant to Section 12 of the Rights Agreement, setting forth such required adjustments, is attached hereto as Exhibit 5 and is incorporated herein by reference (the "Third Certificate of Adjustment").

     The following description of the Rights reflects the cumulative adjustments made by the First Certificate of Adjustment, the Second Certificate of Adjustment, and the Third Certificate of Adjustment and the description of the Preferred Shares (as defined herein) reflects corresponding adjustments pursuant to the anti-dilution provisions of the Preferred Shares.

     Each Right entitles the registered holder to purchase from the Company one eight-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share (the "Preferred Shares"), of the Company at an exercise price of $31.25.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of the Summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on August 9, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of Preferred Shares, or other securities or property, issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one eight-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to further adjustment if any of the following occur: a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 800 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 800 times the payment made per Common Share. Each Preferred Share will have 800 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 800 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one eight-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding Common Shares or (ii) during such time as there is an Acquiring Person, there shall be a reclassi-fication of securities or a recapitalization or re-organization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one eight-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.00125 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and
(ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired.
The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares.

     The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, the Press Release, the First Certificate of Adjustment, the Second Certificate of Adjustment, and the Third Certificate of Adjustment, each of which is attached hereto as an Exhibit and is incorporated herein by reference.

Item 2.  Exhibits.

     1. Rights Agreement dated as of July 25, 1989 between Schering-Plough Corporation and The Bank of New York, as Rights Agent, which includes the form of Certificate of Amendment of the Certificate of Incorporation, setting forth the terms of the Series A Junior Participating Preferred Stock, par value $1 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (previously filed). Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Common Shares.

     2.  Press release dated July 25, 1989 (previously filed).

     3. Certificate of Adjustment dated April 27, 1990, delivered by Schering-Plough Corporation to The Bank of New York, as Rights Agent, on April 27, 1990 (previously filed).

     4. Certificate of Adjustment dated June 1, 1995, delivered by Schering-Plough Corporation to The Bank of New York, as Rights Agent, on June 5, 1995 (previously filed).

     5. Certificate of Adjustment dated April 25, 1997, delivered by Schering-Plough Corporation to The Bank of New York, as Rights Agent, on April 25, 1997 (filed with this amendment).








                            SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May 3, 1997

                              SCHERING-PLOUGH CORPORATION



                          By  /s/Thomas H. Kelly
                              Thomas H. Kelly
                              Vice President and Controller








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                                                      EXHIBIT 5


                      CERTIFICATE OF ADJUSTMENT


     Pursuant to Section 12 of the Rights Agreement (the "Rights
Agreement"), dated as of July 25, 1989, between Schering-Plough
Corporation (the "Company") and The Bank of New York, as Rights
Agent, the Company hereby certifies as follows:

     At its April 22, 1997 meeting, the Company's Board of Directors declared a two-for-one division of the Company's Common Shares, par value $1 per share (the "Common Shares"), to be effected in the form of a 100% stock distribution (the "Distribu-tion") payable on June 3, 1997, to holders of record of the Common Shares at the close of business on May 2, 1997.

     The following adjustments shall be effected as of June 3, 1997 pursuant to the terms of the Rights Agreement:

       (i) Number of Shares per Right. Pursuant to Section 11(n) of the Rights Agreement, each Right shall thereafter entitle the holder thereof to purchase one eight-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, par value $1 per share, upon proper exercise of such Right, subject to further adjustment in accordance with the terms of the Rights Agreement.

     (ii) Number of Rights. Pursuant to Section 11(n) of the Rights Agreement, one new Right will be issued with respect to each Common Share issued in the Distribution. Each Common Share certificate outstanding after the Distribution will represent the same number of Rights as Common Shares.

     (iii)  Redemption Price.  Pursuant to Section 23(a) of the
Rights Agreement, the Redemption Price shall be adjusted from $.0025 to $.00125 per Right.


Dated this 25th day of April, 1997.

                                SCHERING-PLOUGH CORPORATION



                           By:  /s/ William J. Silbey
                                William J. Silbey, Secretary